Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Three Months Ended March 31, 2014
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$52
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$59

Earnings:
Income Before Income Taxes	$438
Fixed Charges	59

Total Earnings	$497

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	8.42	x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$100
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$107

Earnings:
Income Before Income Taxes	$438
Fixed Charges	107

Total Earnings	$545

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	5.09	x